FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                     For the six months ended June 30, 2006

                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                                6 Posidonos Ave.
                             Kallithea 176 74 Athens
                                     Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F [X]   Form 40-F [__]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [__]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and as Exhibit 2 the unaudited consolidated financial information of Aries Maritime Transport Limited (the "Company") for the six months period ended June 30, 2006. For convenience of reference, attached hereto as Exhibit 3 are the unaudited consolidated statements of income of the Company for the three months periods ended June 30, 2006 and March 31, 2006, which were included in the Company's Form 6-K filed on August 22, 2006.

Exhibit 1

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial information for the six month period ended June 30, 2006, the related notes, and the other financial and other information included in this document. Reference in the following discussion to "our" and "us" and "the Company" refer to our company, our subsidiaries and the predecessor operations of Aries Maritime Transport Limited, except where the context otherwise indicates or requires.

Overview

     We are Aries Maritime Transport Limited, or Aries Maritime, a Bermuda company incorporated in January 2005 as a wholly owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. We are an international shipping company that owns products tankers and container vessels. In March 2005, subsidiaries of Aries Energy contributed to us all of the issued and outstanding stock of 10 vessel-owning companies in exchange for shares in our company. Before this contribution, each of the Aries Energy subsidiaries held 100% of the issued and outstanding stock of the respective vessel-owning company or companies owned by it. We now hold 100% of the issued and outstanding stock of each vessel-owning company. Because our ownership percentage in each vessel-owning company is identical to each contributing subsidiary's prior ownership percentage in the same vessel-owning company, the group reorganization was accounted for as an exchange of equity interests at historical cost. On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share.

Important Factors to Consider When Evaluating Our Historical and Future Results of Operations

     The products tanker and container vessel sectors have historically been highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, charter rates are strongly influenced by the supply of vessels and the demand for oil and container transportation services.

Lack of Historical Operating Data for Vessels Before Their Acquisition

     Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

     Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with period charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under period charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related period charter, we must take the following steps before the vessel will be ready to commence operations:

     o    obtain the charterer's consent to us as the new owner;

     o    obtain the charterer's consent to a new technical manager;

     o in some cases, obtain the charterer's consent to a new flag for the vessel;

     o    arrange for a new crew for the vessel;

     o replace all hired equipment on board, such as gas cylinders and communication equipment;

     o negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

     o register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

     o    implement a new planned maintenance program for the vessel; and

     o ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

     The  following   discussion  is  intended  to  help  you   understand   how
acquisitions of vessels affect our business and results of operations.

     Our business is comprised of the following main elements:

     o employment and operation of our products tankers and container vessels; and

     o management of the financial, general and administrative elements involved in the conduct of our business and ownership of our products tankers and container vessels.

     The employment and operation of our vessels require the following main components:

     o    vessel maintenance and repair;

     o    crew selection and training;

     o    vessel spares and stores supply;

     o    contingency response planning;

     o    onboard safety procedures auditing;

     o    accounting;

     o    vessel insurance arrangement;

     o    vessel chartering;

     o    vessel hire management;

     o    vessel surveying; and

     o    vessel performance monitoring.

     The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

     o    management   of   our   financial    resources,    including   banking
          relationships, i.e., administration of bank loans and bank accounts;

     o    management  of  our  accounting   system  and  records  and  financial
          reporting;

     o administration of the legal and regulatory requirements affecting our business and assets; and

     o management of the relationships with our service providers and customers.

Principal Factors That Affect Our Business

     The principal factors that affect our financial position, results of operations and cash flows include:

     o    charter rates and periods of charterhire;

     o vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

     o    depreciation  expenses,  which  are a  function  of  the  cost  of our
          vessels,   significant  vessel  improvement  costs  and  our  vessels'
          estimated useful lives;

     o financing costs related to our indebtedness, which totaled $284.8 million at June 30, 2006; and

     o    fluctuations in foreign exchange rates.

Revenues

     At June 30, 2006, all our revenues were derived from the period charters covering our ten products tankers and five container vessels. Our vessels are currently chartered to reputable charterers with remaining periods ranging from approximately six months to approximately four years, with an average of approximately two years. Our vessels have been employed with these charterers for periods ranging from one month to 4.1 years. We believe that the performance of the charterers to date has been in accordance with our charterparties. At or before the maturity of each charter, we will seek to renew these charters with the same or other reputable charterers.

     Our revenues for the six month period ended June 30, 2006 reflect the operation of eight products tankers and five container vessels for the entire period. During the six month period ended June 30, 2006, we took delivery of two additional products tankers, which increased our revenues for that period in relation to the six month period ended June 30, 2005. During the six month period ended June 30, 2006, the products tanker Citius, now named Arius, was off-hire for the entire period and the products tanker Bora was declared off-hire by the charterers for 114 days and waiting new employment for 30 days. These periods of off-hire and unemployment reduced our revenues for the six month period ended June 30, 2006 as compared to the six month period ended June 30, 2005.

     Our revenues include an amount for the amortization of deferred revenue arising from the purchase of vessels together with the assumption of a below market value period charter. We value the liability upon acquisition of the vessel by determining the difference between the market charter rate and assumed charter rate, discounting the result using our weighted average cost of capital and record the balance as deferred revenue, amortizing it to revenue over the remaining life of the period charter.

Commissions

     Chartering commissions are paid to chartering brokers and are typically based on a percentage of the charterhire rate. We are currently paying chartering commissions ranging from 1.25% to 3.75%, with an average of 2.75%.

Gain on Disposal of Vessels

     Gain on disposal of vessels is the difference between the net proceeds received from the sale of vessels and their net book value at the date of sale.

Vessel Operating Expenses

     Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, which are included in "voyage expenses."

     Certain vessel operating expenses are higher during the initial period of a vessel's operation. Initial daily vessel operating expenses are usually higher than normal as newly acquired vessels are inspected and modified to conform to the requirements of our fleet.

Depreciation

     Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and Dry-docking Costs

     Special survey and dry-docking costs incurred are deferred and amortized over a period of five and two and a half years, respectively, which reflects the period between each required special survey and minimum period between each dry-docking.

Interest Expenses

     Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, debt discount, interest incurred from discounting deferred revenue and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced by interest rate swaps or other derivative instruments. We use interest rate swaps to hedge our interest rate exposure under a portion of our financings.

Change in Fair Value of Derivatives

     At the end of each accounting period, the fair values of our interest rate swaps are assessed by marking each swap to market. Changes in the fair value between periods are recognized in the statements of income.

Foreign Exchange Rates

     Although foreign exchange rate fluctuations, particularly between the Euro and Dollar, have had an impact on our vessel operating expenses and administrative expenses, we have actively sought to manage such exposure. Currently, approximately 30% of our vessel operating cost is incurred in currencies other than the U.S. dollar. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency forward in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk.

Technical and Commercial Management of Our Fleet

     Twelve of our vessel-owning subsidiaries entered into ten-year ship management agreements with Magnus Carriers Corporation, or Magnus Carriers, an affiliate of ours, to provide primarily for the technical management of our vessels, including crewing, maintenance, repair, capital expenditures, dry-docking, payment of vessel tonnage taxes, maintaining insurance and other vessel operating activities.

     Under the ship management agreements, we pay Magnus Carriers an amount equal to the budgeted total vessel operating expenses, which we have established jointly with Magnus Carriers, and which now range from $4,532 to $5,253 per vessel per day. The budgeted total vessel operating expenses, which include the management fees paid to Magnus Carriers of $150,380 per annum per vessel, increase by 3% annually and are subject to adjustment every three years. The ship management agreements provide that if actual total vessel operating expenses exceed the corresponding budgeted amounts, we and Magnus Carriers will bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which will be paid solely by us). If the actual total vessel operating expenses are less than the corresponding budgeted amounts, we and Magnus Carriers will share the cost savings equally. We have the right to cancel any ship management agreement on two months prior notice.

     We also use Magnus Carriers and its affiliates non-exclusively for commercial management, which includes finding employment for our vessels and identifying and developing new business that will fit our strategy. For such services, we will pay Magnus Carriers a commercial management fee equal to 1.25% of any gross charterhire or freight we receive for new charters. In addition, Magnus Carriers will supervise the sale or purchase of vessels in accordance with our instructions. We pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us. We may also use third parties for commercial management services from time to time. In the case of the Chinook, whose ship management agreement with an unrelated ship management company is for technical and operational vessel management only, we have entered into a separate commercial management agreement with Magnus Carriers for the provision of commercial and vessel accounting services for a fixed fee of $60,000 per annum.

     In addition, as long as Magnus Carriers is managing vessels in our fleet, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.

Results of Operations

For the Six Month Period Ended June 30, 2006 Compared to the Six Month Period Ended June 30, 2005

Revenues

     Total revenues increased by approximately 34% to $43.7 million in the six month period ended June 30, 2006 compared to $32.7 million in the six month period ended June 30, 2005. This increase in revenues is primarily due to the addition to our fleet of one container vessel, the CMA CGM Makassar, on July 15, 2005 and the three products tankers, the Chinook, on November 30, 2005, the Stena Compass, on February 14, 2006 and the Stena Compassion, on June 16, 2006, as well as new charters commencing at higher rates for four of our products tankers and one of our container ships, during the second half of 2005 and first half of 2006. Off-hire time of the products tankers, the Bora for 144 days (including 30 days while awaiting new employment) and the Citius, now named the Arius, for the entire six month period ended June 30, 2006 partially offset the increase in revenues.

     During the six month period ended June 30, 2006, vessel operating days totaled 2,505, compared to total vessel operating days of 1,816 for the six month period ended June 30, 2005. The Company defines operating days as the total days the vessels were in the Company's possession for the relevant period. Actual revenue days during the six month period ended June 30, 2006 was 2,114, compared to 1,779 for the six month period ended June 30, 2005.

     Of the total revenue earned by our vessels during the six month period ended June 30, 2006, 50% was earned by our products tankers and 50% by our container vessels.

     We have recognized $5.8 million of deferred revenue during the six month period ended June 30, 2006 as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters had charter rates which were less than market rates at the date of the vessels' acquisition.

Commissions

     Chartering commissions increased by approximately 5% to $0.67 million in the six month period ended June 30, 2006, compared to $0.64 million in the six month period ended June 30, 2005. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days.

Vessel operating expenses

     Vessel operating expenses increased by approximately 57% to $12.4 million during the six month period ended June 30, 2006, compared to $7.9 million during the six month period ended June 30, 2005. These increases are mainly attributable to the greater number of operating days during the six month period ended June 30, 2006 and higher average fleet running costs and repair costs on the Bora, in particular, partially offset by Magnus Carriers' contribution under the budget variance sharing arrangement within the ship management agreements between certain of our vessel-owning subsidiaries and Magnus Carriers. Under the ship management agreements with Magnus Carriers, if actual total vessel operating expenses, defined as the sum of the vessel operating expenses, amortization of actual dry-docking and special survey expenses and management fees, exceed the set budgeted amount, Magnus Carriers is responsible for 50% of the excess. The total initial agreed vessel operating expenses for the six month period ended June 30, 2006 were budgeted at $9.8 million. This includes actual dry-docking cost, management fees as well as cost related to repairs and preventative maintenance work. "Vessel operating expenses" reported in our consolidated financial information for the six month period ended June 30, 2006 have been adjusted to reflect the budget variance sharing contribution due from Magnus Carriers of $2.6 million under the terms of the ship management agreements. Excluding this budget variance sharing arrangement, vessel operating expenses were $15 million for the six month period ended June 30, 2006.

     Of the vessel operating expenses incurred during the six month period ended June 30, 2006, 57% was incurred by our products tankers and 43% by our container vessels.

Depreciation and Amortization

     Depreciation increased by approximately 75% to $13.8 million during the six month period ended June 30, 2006 compared to $7.9 million during the six month period ended June 30, 2005. Amortization of dry-docking and special survey costs increased by 33% to $1.3 million in the six month period ended June 30, 2006, compared to $0.98 million in the six month period ended June 30, 2005. These increases are attributable to the growth in our fleet and operating days during the six month period ended June 30, 2006.

Management Fees to Related Party

     Management fees paid to Magnus Carriers increased by 50% to $0.9 million in the six month period ended June 30, 2006 compared to $0.6 million of the six month period ended June 30, 2005. This increase is attributable to the growth in operating days during the six month period ended June 30, 2006.

Interest Expense

     Total interest expense increased by approximately 1% to $8.2 million during the six month period ended June 30, 2006, compared to $8.1 million during the six month period ended June 30, 2005.. Interest expense on loans increased by approximately 37% to $6.7 million during the six month period ended June 30, 2006 compared to $4.9 million during the six month period ended June 30, 2005, due mainly to the increase in debt incurred in connection with the acquisition of additional vessels. Interest expense relating to amortization of deferred financing costs decreased by approximately 65% to $1.1 million during the six month period ended June 30, 2006 compared to $3.1 million during the six month period ended June 30, 2005. Interest expense incurred from discounting the deferred revenue expense increased by approximately 131% to $0.37 million during the six month period ended June 30, 2006 compared to $0.16 million during the six month period ended June 30, 2005.

Interest Rate Swaps

     The marking to market of our two interest rate swaps in existence as at June 30, 2006 resulted in income of $1.9 million for the six month period ended June 30, 2006, compared with income for the six month period ended June 30, 2005 of $0.4 million. Interest rates were higher at the end of June 2006 compared with the end of June 2005.

Net Income

     Net income was $5.3 million in the six month period ended June 30, 2006, compared to $6.7 million in the six month period ended June 30, 2005, a decrease of 21%. Together with the loss of revenues from the Bora and the Citius, now named the Arius, this decrease was mainly due to the higher average vessel operating expenses, which increased by 21% as a result of higher fleet running costs and repair costs on the Bora, in particular, higher administrative expenses due to the expansion of our fleet, costs associated with operating as a publicly traded company and depreciation charges as the Company expanded the fleet from 11 to 15 vessels.

For the three Month Period Ended June 30, 2006 Compared to the three Month Period Ended March 31, 2006

Revenues

     Total revenues increased by approximately 6% to $22.5 million in the three month period ended June 30, 2006 compared to $21.2 million in the three month period ended March 31, 2006. This increase in revenues is primarily due to the addition to our fleet of one new products tanker, the Stena Compassion, on June 16, 2006, a sister ship of the Stena Compass, operating for the entire second quarter and new charters at 29% higher rates commencing in April on the products tankers the High Land and the High Rider. Off-hire time of the products tankers, the Bora and the Citius, now named the Arius, for the entire three month period ended June 30, 2006 partially offset the increase in revenues.

     During the three month period ended June 30, 2006, vessel operating days totaled 1,289, compared to total vessel operating days of 1,216 for the three month period ended March 31, 2006. The Company defines operating days as the total days the vessels were in the Company's possession for the relevant period. Actual revenue days during the three month period ended June 30, 2006 totaled 1,086 compared to 1,028 actual revenue days for the three month period ended March 31, 2006.

     Of the total revenue earned by our vessels during the three month period ended June 30, 2006, 51% was earned by our products tankers and 49% by our container vessels.

     We have recognized $2.9 million of deferred revenue during the three month period ended June 30, 2006 as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters had charter rates which were less than market rates at the date of the vessels' acquisition.

Commissions

     Chartering commissions increased by approximately 14% to $0.36 million in the three month period ended June 30, 2006, compared to $0.31 million in the three month period ended March 31, 2006. This increase is primarily due to the growth of the Company's fleet and associated increase in revenue days.

Vessel operating expenses

     Vessel operating expenses increased by approximately 25% to $6.9 million during the three month period ended June 30, 2006, compared to $5.5 million during the three month period ended March 31, 2006. These increases are mainly attributable to the greater number of operating days during the three month period ended June 30, 2006 and higher average fleet running costs and repair costs on the Bora, in particular, partially offset by Magnus Carriers' contribution under the budget variance sharing arrangement within the ship management agreements between certain of our vessel-owning subsidiaries and Magnus Carriers. Under the ship management agreements with Magnus Carriers if actual total vessel operating expenses, defined as the sum of the vessel operating expenses, amortization of actual dry-docking and special survey expenses and management fees, exceed the set budgeted amount, Magnus Carriers is responsible for 50% of the excess. The total initial agreed vessel operating expenses for the three month period ended June 30, 2006 were expected to total $5 million compared to $4.8 million during the three month period ended March 31, 2006. This includes actual dry-docking cost, management fees as well as cost related to repairs and preventative maintenance work. "Vessel operating expenses" reported in our consolidated financial information for the three month period ended June 30, 2006 have been adjusted to reflect the budget variance sharing contribution due from Magnus Carriers of $2 million under the terms of the ship management agreements compared to $0.6 million during the three month period ended March 31, 2006. Excluding this budget variance sharing arrangement, vessel operating expenses were $ 8.9 million for the three month period ended June 30, 2006 compared to $6.1 million during the three month period ended March 31, 2006.

     Of the vessel operating expenses incurred during the three month period ended June 30, 2006, 57% was incurred by our products tankers and 43% by our container vessels.

Depreciation and Amortization

     Depreciation increased by approximately 5% to $7.1 million during the three month period ended June 30, 2006 compared to $6.7 million during the three month period ended March 31, 2006. Amortization of dry-docking and special survey costs increased by 44% to $0.77 million in the three month period ended June 30, 2006, compared to $0.53 million in the three month period ended March 31, 2006. These increases are attributable to the growth in our fleet and operating days during the three month period ended June 30, 2006.

Management Fees to Related Party

     Management fees paid to Magnus Carriers increased by 0.2% to $0.454 million in the three month period ended June 30, 2006 compared to $0.453 million of the three month period ended March 31, 2006. This increase is attributable to the greater number of operating days during the three month period ended June 30, 2006.

General & Administrative Expenses

     General and administrative expenses increased by 31% to $1.26 million in the three month period ended June 30, 2006 compared to $0.96 million of the three month period ended March 31, 2006. This increase is mainly attributable to legal and other costs being incurred in respect of the refinancing of our credit facilities during the three month period ended June 30, 2006.

Interest Expense

     Total interest expense increased by approximately 40% to $4.8 million during the three month period ended June 30, 2006, compared to $3.4 million during the three month period ended March 31, 2006. Interest expense on loans increased by approximately 28% to $3.7 million during the three month period ended June 30, 2006 compared to $2.9 million during the three month period ended March 31, 2006, due mainly to the increase in debt incurred. Interest expense relating to amortization of deferred financing costs increased by approximately 207% to $0.86 million during the three month period ended June 30, 2006 compared to $0.28 million during the three month period ended March 31, 2006. On April 27, 2006, we refinanced all of our indebtedness under our existing credit facility with a new credit facility. The increase in amortization of deferred financing costs is mainly attributable to accelerated amortization of the portion of the deferred financing costs related to the portion of our existing credit facility, which was extinguished by the refinancing. Interest expense incurred from discounting the deferred revenue expense increased by approximately 31% to $0.21 million during the three month period ended June 30, 2006 compared to $0.16 million during the three month period ended March 31, 2006.

Interest Rate Swaps

     The marking to market of our two interest rate swaps in existence as at June 30, 2006 resulted in income of $0.77 million for the three month period ended June 30, 2006, compared with income for the three month period ended March 31, 2006 of $1.1 million. Interest rates were higher at the end of June 2006 compared with the end of March 2006.

Net Income

     Net income was $1.2 million in the three month period ended June 30, 2006, compared to $4.1 million in the three month period ended March 31, 2006, a decrease of 71%. The decrease is mainly due to increased vessel operating expenses as repair cost on the Bora, in particular, was incurred and increased interest and depreciation charges due to higher debt levels as a result of fleet expansion.

Liquidity and Capital Resources

Overview

     We operate in a capital intensive industry. As of June 30, 2006 our future liquidity requirements relate to: (1) our operating expenses, (2) payments under our ship management agreements, (3) quarterly payments of interest and other debt-related expenses and the repayment of principal, (4) maintenance of financial covenants under our new credit facility agreement, (5) maintenance of cash reserves to provide for contingencies, and (6) payment of dividends.

     We believe that cash flows from our charters will be sufficient to fund our interest and other debt-related expenses, any debt amortization under our new credit facility and our working capital requirements for the short and medium term. We believe that our anticipated cash flows and the availability of funds under our new fully revolving credit facility of $360 million will be sufficient to permit us to pay dividends as contemplated by our dividend policy and to meet our liquidity requirements over the next 12 months.

     On April 27, 2006 we refinanced all our indebtedness under our existing credit facility with a new fully revolving credit facility of $360 million, which we refer to as our new credit facility, which provides the long term financing of the three products tanker acquisitions made in 2005 and provides approximately $75 million of available undrawn commitment to enable future growth of the Company through further vessel acquisitions. Our longer term liquidity requirements include repayment of the outstanding debt under our new credit facility. We will require new borrowings and/or issuances of equity capital or other securities to meet the repayment obligation when our new credit facility matures in March 2011. For further information on our new credit facility please read, "Our New Fully Revolving Credit Facility" below.

Cash flows

     As of June 30, 2006 and December 31, 2005, we had cash of $19.8 million and $19.2 million, respectively. In the six month period ended June 30, 2006, our net cash provided by operating activities was $25.6 million.

     In the six month period ended June 30, 2006, our net cash used in investing activities was $109.8 million. In this period, our investing activities related to funding the acquisition of our vessels and vessels' dry-docking and special survey costs.

     In the six month period ended June 30, 2006, our net cash provided by financing activities was $83.3 million. The net cash provided by financing activities related to funding our investments in our vessels, off-set in part by payment of dividends totaling $13.9 million.

Indebtedness

     We had long-term debt outstanding of $284.8 million at June 30, 2006, compared with $183.8 million at December 31, 2005. Our long-term debt as of June 30, 2006 represents amounts borrowed under our new fully revolving credit facility. As of June 30, 2006, borrowings under our new credit facility bore an annual interest rate, excluding the margin, of 5.06%.

     We use interest rate swaps in respect of certain of our borrowings to swap our floating rate interest payment obligations for fixed rate obligations.

Our New Fully Revolving Credit Facility

     On April 3, 2006 we entered into a new $360 million fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers. We drew down under the new credit facility on April 27, 2006 to (i) refinance our existing $140 million drawn term loan; (ii) refinance our existing revolving acquisition facility, which was drawn to the extent of $94.3 million at March 31, 2006 and (iii) complete the purchase of the Stena Compassion, which required a drawdown in June 2006 in the amount of $50.5 million. The new credit facility has a five year term and is subject to fixed reductions during the five years. The other main terms and conditions of the new credit facility are as follows:

     Borrowings under the new credit facility can be used to fund the purchase price (and, with respect to new buildings, reasonable pre-delivery interest and inspection costs) of one or more additional vessels that meet the following requirements:

     o each vessel must be a double-hulled crude or products tanker or container vessel;

     o each vessel must be aged 8 years or less, or such other age as may be agreed by the lenders, at the time of acquisition;

     o    each vessel's purchase price may not exceed its fair market value;

     o each vessel must enter into a minimum employment of 12 months with a reputable charterer within 6 months of the relevant drawdown; and

     o each vessel must maintain a flag and class acceptable to the lead arrangers and satisfy certain other conditions.

     The new credit facility may also be used to the extent of $5 million for general corporate purposes.

     For the first thirty months of the new credit facility, if the total amount borrowed under the facility exceeds 65% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 65% of the fair market value of the collateral vessels. For the second thirty months of the new credit facility, if the total amount borrowed under the facility exceeds 60% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 60% of the fair market value of the collateral vessels. If a vessel becomes a total loss or is sold, no further amounts may be borrowed under this agreement, except for advances for additional ships already approved by the lenders, until we have applied the full sale or insurance proceeds in repayment of the facility, unless the lenders otherwise agree.

     Our obligations under the new credit facility are secured by a first priority security interest, subject to permitted liens, in all vessels in our fleet and any other vessels we subsequently acquire. In addition, the lenders will have a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the credit agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels.

     The $360 million commitment contained in the credit agreement is subject to a $11 million reduction every six months from the April 3, 2006 closing date, with the remaining commitment, after nine equal semi-annual reductions of $11 million, of $261 million to be reduced to zero or repaid in full in one installment in April 2011.

     Indebtedness under the credit facility will bear interest at an annual rate equal to LIBOR plus a margin equal to:

     o 1.125% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is less than 50%; and

     o 1.25% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 50% but less than 60%; and

     o 1.375% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 60% but less than 65%; and

     o 1.5% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 65%.

The interest rate on overdue sums will be equal to the applicable rate described above plus 2%.

     We paid a one-time arrangement fee of approximately $2.3 million at the initial draw down of the facility together with the first year's agency fee of $50,000, and will pay, quarterly in arrears, a commitment fee equal to 0.5% per annum of the unused commitment of each lender under the facility. We may prepay all loans under the credit agreement without premium or penalty other than customary LIBOR breakage costs.

     The credit agreement will require us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

     o our shareholders' equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than 35%;

     o we must maintain free cash and cash equivalents of no less than 5% of interest bearing debt;

     o our current liabilities, excluding deferred revenue, may not exceed our current assets;

     o the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four quarter basis; and

     o the aggregate fair market value of our vessels must be no less than 140% of the aggregate outstanding loans under the credit facility.

     In addition, Magnus Carriers is required to maintain a credit balance in an account opened with the lender of at least $1 million. The credit agreement also requires our two principal beneficial equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

     Our credit agreement prevents us from declaring dividends if any event of default, as defined in the credit agreement, occurs or would result from such declaration. Each of the following will be an event of default under the credit agreement:

     o the failure to pay principal, interest, fees, expenses or other amounts when due;

     o breach of certain financial covenants, including those which require Magnus Carriers to maintain a minimum cash balance;

     o the failure of any representation or warranty to be materially correct;

     o the occurrence of a material adverse change (as defined in the credit agreement);

     o    the failure of the security documents or guarantees to be effective;

     o judgments against us or any of our subsidiaries in excess of certain amounts;

     o    bankruptcy or insolvency events; and

     o the failure of our principal beneficial equity holders to maintain their investment in us.

Contractual Obligations and Contingencies

     As of June 30, 2006 significant existing contractual obligations and contingencies included our obligations as borrower under our new credit facility. In addition, we had contractual obligations under interest rate swap contracts and ship management agreements.

Long-Term Financial Obligations and Other Commercial Obligations

     The following table sets out long-term financial and other commercial obligations, outstanding as of June 30, 2006 (all figures in thousands of U.S. Dollars):

Payment Due by Period

                                             Less than                          More than
 Contractual Obligations          Total      1 Year      1-3 Years  3-5 Years   5 Years
 -----------------------          -----      ------      ---------  ---------   -------

 Long-term debt obligation(1)    284,800          -           -     284,800           -

 Interest payments(2)             76,939     16,507      32,741      27,691           -

 Vessel operating expenses(3)    224,799     19,609      41,001      43,498     120,691

 Management fees(4)               19,708      1,965       3,798       4,011       9,934

 Rental agreement (5)                364         60         129         140          35

 TOTAL                           606,610     38,141      77,669     360,140     130,660

Notes:

(1) Refers to our obligations to repay the indebtedness outstanding as of June 30, 2006 on the basis of the term of the new credit facility.

(2) Refers to our expected interest payments over the term of the indebtedness outstanding as of June 30, 2006, assuming a weighted average interest rate of 5.75% per annum on the basis of the term of the new credit facility.

(3) Refers to our obligations under the 10-year ship management agreements that twelve of our vessel-owning subsidiaries have entered into with Magnus Carriers. These figures represent the aggregate amount of the individual initial vessel operating expenses for 12 vessels, which increase by 3% every year under the management agreements with an assumed start date of January 1, 2006. The vessel operating expenses are subject to adjustments every three years from inception of the ship management agreements and thus may vary.

(4) Refers to the management fees payable to Magnus Carriers under the 10-year ship management agreements. These figures represent the aggregate amount of the individual initial vessel management fees for 12 vessels, which increases by 3% every year under the management agreements with an assumed start date of January 1, 2006. The management fees are subject to adjustments every three years from inception of the ship management agreements and thus may vary. The commercial management fees paid to Magnus Carriers and the technical management fees paid to Ernst Jacob in respect of the Chinook are also included.

(5) Refers to our obligations under a rental agreement for office space for the Company.

Quantitative and Qualitative Disclosures

Interest Rate Exposure

     Our debt obligations under our new credit facility bear interest at LIBOR plus a margin ranging from 1.125% to 1.5% per annum. Increasing interest rates could adversely affect our future profitability. We entered into three interest swap transactions with three banks during 2005. On April 7, 2006 one of the interest rate swaps was terminated and the settlement proceeds amounted to $0.49 million. Under the remaining swap agreements we have limited the interest rate we pay on $93.3 million of our outstanding indebtedness to a maximum of 4.885% per annum, excluding the margin, effective from January 3, 2006 and until the swap agreements mature in June 2009.

     A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.6 million in our interest expense on loans for the three month period ended June 30, 2006.

Foreign Exchange Rate Exposure

     Our vessel-owning subsidiaries generate revenues in U.S. Dollars but incur a portion of their vessel operating expenses, and we incur our general and administrative costs, in other currencies.

     We monitor trends in foreign exchange rates closely and actively manage our exposure to foreign exchange rates. We maintain foreign currency accounts and buy foreign currency forward in anticipation of our future requirements in an effort to manage foreign exchange risk. A 1% adverse movement in U.S. dollar exchange rates would have increased our total vessel operating expenses by approximately $10,347 in the three month period ended June 30, 2006.

Critical Accounting Policies

     Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, see Note 2 to our consolidated financial information included herein.

     The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial information, which have been prepared in accordance with U.S. GAAP. The preparation of this financial information requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Depreciation

     Our vessels represent our most significant assets. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, which is estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipping companies. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels based on a scrap value of $180 or $190 per lightweight ton, which we believe are levels common in the shipping industry. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade, the vessel's useful life is adjusted to end at the date such regulations become effective.

     In the six month period ended June 30, 2006, a one year reduction in useful life would increase our total depreciation charge by $1.5 million.

     If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Impairment of Long-lived Assets

     We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value. In the event that an impairment were to occur, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third-party valuations performed on an individual vessel basis. To date, we have not identified any impairment of our long-lived assets.

Deferred Dry-docking and Special Survey Costs

     Our vessels are required to be dry-docked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. Our vessels are required to undergo special surveys every 60 months.

     We capitalize the costs associated with dry-dockings and special surveys as they occur and amortize these costs on a straight-line basis over the period between dry-dockings and surveys, respectively. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Revenue Recognition

     Revenues are generated from time charters. In recognizing revenue we are required to make certain estimates and assumptions. Historically differences between our estimates and actual results have not been material to our financial results.

     Charter revenues are recorded over the term of the charter as service is provided. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis.

Fair Value of Financial Instruments

     In determining the fair value of interest rate swaps, a number of assumptions and estimates are required to be made. These assumptions include future interest rates.

     These assumptions are assessed at the end of each reporting period based on available information existing at that time. Accordingly, the assumptions upon which these estimates are based are subject to change and may result in a material change in the fair value of these items.

Purchase of Vessels

     Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation at charter rates that are less than market charter rates, we record a liability, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. This deferred revenue is amortized to revenue over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

Recent Accounting Developments

     In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4" ("SFAS 151"), which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005.Management does not believe that the implementation of SFAS 151 will have a material impact on the Group's financial position, results of operations or cash flows.

     In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets - An Amendment to APB 29" ("SFAS 153"). Accounting Principles Board Opinion No. 29 (or "APB 29") had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.

     A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of SFAS 153 will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the implementation of SFAS 153 will have a material impact on the Group's financial position, results of operations or cash flows.

     In March 2005, the Financial Accounting Standards Board issued FIN 47 as an interpretation of FASB Statement No. 143, Accounting for Asset Retirement Obligations (FASB No. 143). This interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this interpretation did not have an effect on the Group's statement of financial position or results of operations.

     In March 2005, the Financial Accounting Standards Board issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the changes the cumulative effect of changing to the new accounting principle. Statement No. 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Group cannot determine what effect Statement No. 154 will have with regard to any future accounting changes. This statement is effective for the Group for the fiscal year beginning on January 1, 2006.

     On November 3, 2005, the Financial Accounting Standards Board issued Financial Staff Position (FSP) numbers 115-1 and 124-1 providing guidance for the application of FAS 115. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. It also states that impairment of investments in debt securities must be assessed on an individual basis. Adoption of this interpretation is not expected to have a significant effect on the Group's statement of financial position or results of operations. This statement will be effective for the Group for fiscal years beginning after December 15, 2005.

Subsequent Events

Interest Rate Swaps

     On July 5, 2006 the Company entered into interest rate swaps with five banks on identical terms. These five swaps have an effective date of July 3, 2006 and a maturity date of April 3, 2011. Under the terms of the swap agreements, Aries Maritime will pay a fixed interest rate of 5.63% per annum, excluding the margin, on a total of $100 million of the long-term debt drawn under the $360 million revolving credit facility.

Bora

     On July 15, 2006 the Bora commenced a new time charter for 18 months with FR8 PTE, an established logistics company, at a gross rate of $17,050 per day including a profit sharing component with a 50% share for Aries Maritime. After the charter commenced on July 15, the vessel experienced unforeseen impairment to performance en route to Europe. The Company is discussing with the charterers a revision of the delivery arrangement under the charter based on the works that will be deemed necessary.

Arius ex Citius

     Following completion of dry-docking, repair and preventative maintenance works, the Citius, now renamed Arius, returned to service and on August 1, 2006 commenced a new time charter with ST Shipping at a minimum gross rate of $18,000 per day for six months subject to the charterers' options to extend for two further six month periods. Included in the new time charter is a profit sharing component with a 50% share for Aries Maritime. An agreement in principle has been reached by Aries and the charterer to settle the $930,000 claim previously filed by the charterer. The claim will be settled out of the future profit sharing under the new charter in a total amount of $750,000 with Aries providing a guarantee that if insufficient profits are forthcoming, Aries will pay this amount at the end of the new charter. The agreement in principle is subject to completion and execution of final documentation.

Exhibit 2

--------------------------------------------------------------------------------

                        ARIES MARITIME TRANSPORT LIMITED

                        Unaudited Consolidated Financial
                        Information for the six month
                        periods ended June 30, 2006 and
                        June 30, 2005

--------------------------------------------------------------------------------

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. Dollars)
-------------------------------------------------------------------------------

                                                   (Audited)        (Unaudited)
                                                December 31, 2005  June 30, 2006
ASSETS
Current assets
   Cash and cash equivalents                      19,248              18,458
   Restricted cash                                    10               1,395
   Trade receivables, net                            176                 265
   Other receivables                                  60                   8
   Derivative financial instruments                  401               1,832
   Inventories                                       645                 931
   Prepaid expenses and other                        521               3,485
   Due from managing agent                            84                  73
   Due from related parties                        1,293               1,701
                                                ------------        ------------
   Total current assets                           22,438              28,148
                                                ------------        ------------

   Vessels and other fixed assets, net           341,225             447,239
   Advances for vessel acquisitions               11,363                   -
   Deferred charges, net                           2,872               4,571
                                                ------------        ------------
   Total non-current assets                      355,460             451,810
                                                ------------        ------------
   Total assets                                  377,898             479,958
                                                ============        ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Accounts payable, trade                         4,598              10,404
   Accrued liabilities                             2,880              10,917
   Deferred income                                 3,163               4,433
   Deferred revenue                               10,715               8,814
                                                ------------        ------------
   Total current liabilities                      21,356              34,568
                                                ------------        ------------

   Long-term debt, net of current portion        183,820             284,800
   Deferred revenue                               17,041              13,516
                                                ------------        ------------
   Total liabilities                             222,217             332,884
                                                ------------        ------------

   Commitments and contingencies                       -                   -

Stockholders' equity
   Preferred stock, $0.01 par value,
   30 million shares authorized,
   none issued.
   Common stock, $0.01 par value, 100
   million shares authorized, 28.4
   million shares  issued and outstanding
   at December 31, 2005 and at June 30, 2006         284                 284
   Additional paid-in capital                    155,397             146,790
                                                ------------        ------------
   Total stockholders' equity                    155,681             147,074
                                                ------------        ------------
   Total liabilities and stockholders' equity    377,898             479,958
                                                ============        ============

The accompanying notes are an integral part of this consolidated financial information.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(All amounts expressed in thousands of U.S. Dollars,
except share and per share amounts)
--------------------------------------------------------------------------------
                                                 (Unaudited)       (Unaudited)
                                                  Six month         Six month
                                                 period ended      period ended
                                                 June 30, 2005     June 30, 2006
                                                 -------------     -------------
REVENUES:
    Revenue from voyages                             32,705            43,739

EXPENSES:
    Commissions                                       (644)             (669)
    Voyage expenses                                     (1)             (869)
    Vessel operating expenses                       (7,860)          (12,381)
    General & administrative expenses                 (352)           (2,217)
    Depreciation                                    (7,898)          (13,814)
    Amortization of dry-docking
    and special survey expense                        (977)           (1,307)
    Management fees                                   (622)             (984)
                                                 ------------      ----------
                                                   (18,354)          (32,241)
                                                 ------------      ----------

    Net operating income                             14,351            11,498

OTHER EXPENSES:
    Interest expense                                (8,126)           (8,230)
    Other income (expenses), net                         87               131
    Change in fair value of derivatives                 377             1,919
                                                 ------------      ----------
    Total other expenses, net                       (7,662)           (6,180)
                                                 ------------      ----------

NET INCOME                                            6,689             5,318
                                                 ============      ==========
Earnings per share:
Basic and diluted                                     $0.23             $0.19
                                                 ============      ==========

Weighted average number of shares:
Basic and diluted                                28,416,877        28,416,877
                                                 ============      ==========

The accompanying notes are an integral part of this consolidated financial information.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. Dollars)
-------------------------------------------------------------------------------

                                                   (Unaudited)     (Unaudited)
                                                    Six month       Six month
                                                   period ended    period ended
                                                   June 30, 2005   June 30, 2006
                                                   -------------   -------------

Cash flows from operating activities:
   Net income                                             6,689           5,318
   Adjustments to reconcile net income
   to net cash provided by operating
   activities:
   Depreciation                                           7,898          13,814
   Amortization of dry-docking and                          977           1,307
   special survey expense
   Amortization and write-off of deferred                 1,660           1,106
   financing costs
   Amortization of debt discount                          1,457               -
   Amortization of deferred revenue                      (3,334)         (5,786)
   Unearned revenue                                           -               -
   Interest expense of deferred revenue                     160             375
   Change in fair value of derivative                      (377)         (1,919)
   financial instruments
   Changes in working capital                            (1,697)         11,413
                                                   ------------    ------------
      Net cash provided by operating activities          13,433          25,628
                                                   ------------    ------------
Cash flows from investing activities:
   Vessel acquisitions                                  (35,102)       (100,536)
   Other fixed asset acquisitions                            (8)            (31)
   Restricted cash for dry-docking payments                 813               -
   Vessels' dry-docking / special survey costs           (1,404)         (9,205)
                                                   ------------    ------------
        Net cash used in investing activities           (35,701)       (109,772)
                                                   ------------    ------------

Cash flows from financing activities:
  Proceeds from issuance of long-term debt               30,897         100,980
  Principal repayments of long-term debt                (93,582)              -
  Proceeds from termination of derivative
  Financial instruments                                     301             489
  Payment of participation liability                     (6,500)              -
  Payment of financing costs                             (2,060)         (2,805)
  Restricted cash for loan payments                       3,296          (1,385)
  Proceeds from issuance of capital stock               141,657               -
  Dividends paid                                              -         (13,925)
                                                   ------------    ------------
      Net cash provided by financing activities          74,009          83,354
                                                   ------------    ------------

      Net increase/(decrease) in cash and cash
      equivalents                                        51,741            (790)

Cash and cash equivalents
Beginning of period                                       5,334          19,248
                                                   ------------    ------------
End of period                                            57,075          18,458
                                                   ============    ============

The accompanying notes are an integral part of this consolidated financial information.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Information

1    Organization and Basis of Presentation

     The principal business of Aries Maritime Transport Limited (the "Company" or "Aries Maritime") is the ownership and chartering of ocean-going vessels world-wide. The Company conducts its operations through its subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers world-wide. Aries Maritime was incorporated on January 12, 2005 for the purpose of being the ultimate holding company of 100% of the companies listed below:

                                  Country of                                        Date of Vessel
Company Name                      Incorporation            Vessel Name              Acquisition
------------                      -------------            -----------              -----------
Mote Shipping Ltd.                Malta                    **                       -

Statesman Shipping Ltd.           Malta                    **                       -

Trans Continent Navigation Ltd.   Malta                    **                       -

Trans State Navigation Ltd.       Malta                    **                       -

Rivonia Marine Limited            Cyprus                   *                        -

Robin Marine Limited              Cyprus                   *                        -

AMT Management Ltd.               Marshall Islands         -                        -

Olympic Galaxy Shipping Ltd.      Marshall Islands         M/V CMA CGM Energy       April 28, 2004

Bora Limited                      British Virgin Islands   M/T Bora                 May 25, 2004

Dynamic Maritime Co.              Marshall Islands         M/V CMA CGM Force        June 1, 2004

Jubilee Shipholding S.A.          Marshall Islands         M/V Ocean Hope           July 26, 2004

Vintage Marine S.A.               Marshall Islands         M/T Arius ex Citius      August 5, 2004

Ermina Marine Ltd.                Marshall Islands         M/T Nordanvind           December 9, 2004

Land Marine S.A.                  Marshall Islands         M/T High Land**          March 7, 2003

Rider Marine S.A.                 Marshall Islands         M/T High Rider**         March 18, 2003

Altius Marine S.A.                Marshall Islands         M/T Altius**             June 24, 2004

Seine Marine Ltd.                 Marshall Islands         M/V CMA CGM Seine        June 24, 2005

Makassar Marine Ltd.              Marshall Islands         M/V CMA CGM Makassar     July 15, 2005

Fortius Marine S.A.               Marshall Islands         M/T Fortius**            August 2, 2004
Chinook Waves Corporation         Marshall Islands         M/T Chinook              November 30, 2005

Compassion Overseas Ltd.          Bermuda                  M/T Stena Compassion     June 16, 2006

Compass Overseas Ltd.             Bermuda                  M/T Stena Compass        February 14, 2006

* These companies were transferred out of the Aries Maritime group of companies on March 24, 2005.

** These vessels were transferred from Trans Continent Navigation Ltd, Mote Shipping Ltd, Statesman Shipping Ltd and Trans State Navigation Ltd to Altius Marine S.A., Land Marine S.A., Rider Marine S.A. and Fortius Marine S.A. in November, July, August and November 2005 respectively. The original acquisitions for these vessels were made on June 24, 2004, on March 7, 2003, on March 18, 2003 and on August 2, 2004 respectively.

     Up to March 17, 2005, the predecessor combined carve-out financial statements of Aries Maritime were prepared to reflect the combination of certain of the vessel-owning companies listed above. The companies reflected in those predecessor combined carve-out financial statements were not a separate legal group prior to the re-organization, therefore reserves were represented by `Invested Equity'.

     In a group re-organization effective March 17, 2005 the stockholders of certain of the vessel-owning companies listed above contributed their interest in the individual vessel owning-companies in exchange for an equivalent shareholding in Aries Maritime. Aries Maritime's ownership percentages in the vessel-owning companies are identical to the ownership percentages that the previous shareholders held in each of the vessel-owning companies before the group reorganization. Accordingly the group reorganization was accounted for as an exchange of equity interests at historical cost.

     After March 17, 2005, the financial information reflects the consolidated results of Aries Maritime.

     On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. The net proceeds of the offering after expenses were $140.8 million.

     Hereinafter, Aries Maritime and its subsidiaries listed above will be referred to as "the Group".

2.   Summary of Significant Accounting Policies

Principles of Consolidation:
The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates:
The preparation of financial information in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial information and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation:
The functional currency of the Group is the U.S. Dollar because the Group's vessels operate in international shipping markets, which typically utilize the U.S. Dollar as the functional currency. The accounting records of the companies comprising the Group are maintained in U.S. Dollars. Transactions involving other currencies during a period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents:
The Group considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents.

Restricted Cash:
Various restricted cash accounts held by the Group, consisting mainly of retention and debt reserve accounts, are restricted for use as general working capital unless such balances exceed the next quarter's instalment payments due to the vessel-owning companies' lenders. The Group considers such accounts to be restricted cash and classifies them separately from cash and cash equivalents within current assets. Dry-docking accounts are also restricted for use by the vessel-owning companies until such time as dry-docking costs are incurred. These restricted cash accounts are classified as non-current assets.

Trade Receivables:
The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. An estimate is made for the provision for doubtful accounts based on a review of all outstanding trade receivables at year end. Bad debts are written off in the period in which they are identified. No provision for doubtful debts has been made for the six month period ended June 30, 2006 and for the year ended December 31, 2005 and the Group has not written off any trade receivables during these periods.

Inventories:
Inventories which comprise of lubricants, provisions and stores remaining on board the vessels at period end, are valued at the lower of cost and market value. Cost is determined by the first in, first out method.

Vessels and Other Fixed Assets:
Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred.

Where the Group identifies any intangible assets or liabilities associated with the acquisition of a vessel, the Group records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. In addition, the portion of the vessels' capitalized costs that relates to dry-docking and special survey is treated as a separate component of the vessels' costs and is accounted for in accordance with the accounting policy for special survey and dry-docking costs.

Fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their estimated economic useful lives. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statement of income.

Accounting for Special Survey and Dry-docking Costs:
The Group follows the deferral method of accounting for special survey and dry-docking expenses whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If a special survey and or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written-off.

The amortization periods for the special survey and dry-docking expenses reflect the periods between each legally required special survey and dry-docking.

Debt Finance:
Where a secured loan includes the right for the lender to participate in future appreciation of the underlying vessels under lien, the Group establishes a participation liability at the inception of the loan equal to the fair value of the participation feature. At the end of each reporting period, the balance of the participation liability is adjusted to be equal to the current fair value of the participation. The corresponding amount of the adjustment is reflected as an adjustment to the debt discount. As of June 30, 2006 there is no such participation liability.

Debt discount is amortized using the effective  interest method over the term of
the  related   loan.   Any   adjustment   to  the  debt  discount  is  amortized
prospectively. The cost is included in interest expense.

Deferred Revenue:
The Group values any liability arising from the below market value time charters assumed when a vessel is acquired. The liability, being the difference between the market charter rate and assumed charter rate is discounted using the Group's weighted average cost of capital and is recorded as deferred revenue and amortized to revenue over the remaining period of the time charter.

Impairment of Long-lived Assets:
Long-lived assets and certain identifiable intangibles held and used or disposed of by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount.

Measurement of the impairment loss is based on the fair value of the asset as provided by third parties as compared to its carrying amount. In this respect, management regularly reviews the carrying amount of each vessel in connection with the estimated recoverable amount for such vessel. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. The review of the carrying amount in connection with the estimated recoverable amount for each of the Group's vessels indicated that no impairment loss has occurred in any of the periods presented.

Depreciation of Vessels and Other Fixed Assets:
Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value of the vessels. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton. Management estimates the useful life of the Group's vessels to be 25 years from the date of its initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, there are no regulations which affect the vessels' useful lives.

Depreciation of fixed assets is computed using the straight-line method. Annual depreciation rates, which approximate the useful life of the assets, are:

           Furniture, fixtures and equipment:        5 years
           Computer equipment and software:          5 years

Financing Costs:
Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

Fees incurred in a refinancing of existing loans continue to be amortized over the remaining term of the new loan where there is a modification of the loan. Fees incurred in a refinancing of existing loans where there is an extinguishment of the old loan are written off and included in the debt extinguishment gain or loss.

Interest Expense:
Interest costs are expensed as incurred and include interest on loans, financing costs and amortization. Interest costs incurred while a vessel is being constructed are capitalized.

Accounting for Revenue and Expenses:
Revenues are generated from time charters. Time charter revenues are recorded over the term of the charter as the service is provided. Deferred income represents revenue applicable to periods after the balance sheet date.

Vessel operating expenses are accounted for on an accrual basis.

Repairs and Maintenance:
Expenditure for routine repairs and maintenance of the vessels is charged against income in the period in which the expenditure is incurred. Major vessel improvements and upgrades are capitalized to the cost of vessel.

Derivative Financial Instruments:
Derivative financial instruments are recognized in the balance sheets at their fair values as either assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income. If derivative transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the income statement.

Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.

During 2005, the Group entered into interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of income, respectively

Segment Reporting:
The Group reports financial information and evaluates its operations by charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. Management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and, as such, the Group has determined that it operates under one reportable segment.

Earnings Per Share:
The Group has presented earnings per share for all periods presented based on the common shares outstanding of Aries Maritime. The common shares issued as a result of the initial public offering have been included in the weighted average calculation prospectively from the date of such offering for purposes of disclosure of earnings per share. There are no dilutive or potentially dilutive securities; accordingly there is no difference between basic and diluted earnings per share.

3.   Long term Debt

                                                           Balance as of
                         Vessel                            June 30, 2006
            -------------------------------------------------------------
            Revolving credit facility
            -------------------------
            M/T Altius                                      17,333
            M/V CMA CGM Seine                               13,565
            M/T Bora                                        11,220
            M/T Nordanvind                                  11,890
            M/T High Land                                    9,043
            M/T High Rider                                   8,708
            M/T Arius ex Citius                              7,201
            M/V Ocean Hope                                   8,373
            M/V CMA CGM Energy                              10,885
            M/V CMA CGM Force                               10,885
            M/V CMA CGM Makassar                            13,565
            M/T Fortius                                     17,332
            M/T Chinook                                     32,600
            M/T Stena Compass                               56,100
            M/T Stena Compassion                            56,100
                                                           --------
                                  Total                    284,800
                                                           --------
                                  Short term                     -
                                  Long term                284,800
                                                           --------
                                                           284,800
                                                           --------

Senior secured credit agreement
Effective April 3, 2006 the Company entered into a new $360 million revolving credit facility. The $360 million facility, which has a term of five years, was used to replace the previous $140 million term loan facility and $150 million revolving credit facility. The $360 million facility is in the name of Aries Maritime as borrower and guaranteed by the vessel-owning subsidiaries supported by first preferred mortgages over their vessels. The $360 million commitment contained in the revolving credit facility is subject to an $11 million reduction every six months from April 3, 2006, with the remaining commitment, after the nine equal semi-annual reductions, of $261 million to be reduced to zero or repaid in full in one instalment in April, 2011.

The debt agreement also contains various covenants, including (a) restriction as to changes in management and ownership of the vessels, (b) limitation on incurring additional indebtedness, (c) mortgaging of vessels and restriction on payment of dividends, (d) minimum requirement regarding hull cover ratios, (e) minimum liquidity requirement, (f) maintenance of operating accounts and (g) minimum insurance values.

As at June 30, 2006 repayments of the long-term debt under the new credit facility are due as follows:

                                                                    000's
                                                                  --------
                                               2009-2010           23,800
                                               2011               261,000
                                                                  --------
                                               Total amount       284,800
                                                                  ========

Interest on the new credit facility is charged at LIBOR plus a margin equal to 1.125% if the total liabilities divided by the total assets, adjusting the book value of the fleet to its market value, is less than 50%; and 1.25% if equal to or greater than 50% but less than 60%; and 1.375% if equal to or greater than 60% but less than 65%; and 1.5% if equal to or greater than 65%. The effective interest rate at June 30, 2006 was 6.31% p.a. for the revolving credit facility.

4.   Commitments and contingencies

     (a)  Commitments

          Management agreements
          From June 8, 2005, certain of the vessel-owning subsidiaries commenced operating under new ten-year ship management agreements with Magnus Carriers Corporation ("Magnus Carriers"), a related party under common control. These ship management agreements are cancellable by the vessel-owning subsidiaries with two months notice, while Magnus Carriers has no such option. Under these agreements, Magnus Carriers provides both technical and commercial management services for the vessel-owning subsidiaries. Each of the vessel-owning subsidiaries pays vessel operating expenses to Magnus Carriers based on the jointly established budget per vessel, which will increase by 3% annually and be subject to adjustment every three years. If actual vessel operating expenses exceed or are below the budgeted amounts, the relevant subsidiary and Magnus Carriers will bear the excess expenditures or benefit from the savings equally. Expenses that relate to any improvement, structural changes or installation of new equipment required by law or regulation will be paid solely by the relevant subsidiary. Also, each of these agreements provides for the payment to Magnus Carriers of a management fee of $146,000 per annum for technical management services.

          From November 30, 2005, Chinook Waves Corporation commenced operating its vessel, M/T Chinook under a ship management agreement with Ernst Jacob Shipmanagement GmbH ("Ernst Jacob"). Under this agreement, Ernst Jacob provides technical management services for the vessel-owning subsidiary and receives an annual management fee of Euro 128,000.

          Purchase of vessels
          In October 2005, contracts were entered into for the purchase of two products tankers; two 72,750 (approximately) dwt vessels (M/T Stena Compass and M/T Stena Compassion) costing $56.1 million each. The M/T Stena Compass was delivered on February 14, 2006 and the M/T Stena Compassion was delivered on June 16, 2006.

          Rental agreement
          On November 21, 2005 AMT Management Ltd entered into an office rental agreement with a related party, a company under common control, with effect from December 1, 2005 for six years at a monthly rental of Euro 4,000 plus stamp duty ($4,890).

          The following table sets out long-term commercial obligations for rent and management fees, outstanding as of June 30, 2006:

                                                               000's
                                                    -----------------
                   2006                                        1,060
                   2007                                        1,931
                   2008                                        1,955
                   2009                                        2,015
                   2010 and thereafter                        13,110
                                                    -----------------
                   TOTAL                                      20,071
                                                    =================

     (b)  Contingencies

          Legal proceedings
          There are no material legal proceedings to which the Group is a party other than routine litigation incidental to the Group's business. In the opinion of management, the disposition of these lawsuits should not have a material impact on the Group's results of operations, financial position or cash flows.

5.   Post Balance Sheet Events

Interest Rate Swaps
On July 5, 2006 the Company entered into interest rate swaps with five banks on identical terms. These five swaps had an effective date of July 3, 2006 and a maturity date of April 3, 2011. Under the terms of the swap agreements, Aries Maritime will pay a fixed interest rate of 5.63% per annum on a total of $100 million of the long-term debt drawn under the $360 million revolving credit facility.

Bora
On July 15, the vessel commenced a new time charter for 18 months with FR8, at a gross rate of $17,050 per day including a profit sharing component with a 50% share for Aries Maritime.

Arius ex Citius
Following completion of dry-docking, repair and preventative maintenance works, the vessel returned to service and on August 1, 2006 commenced a new time charter with ST Shipping at a minimum gross rate of $18,000 per day for six months subject to charterers' options to extend for two further six month periods. Included in the new time charter is a profit sharing component with a 50% share for Aries Maritime. An agreement in principle has been reached by Aries and the charterer to settle the $930,000 claim previously filed by the charterer. The claim will be settled out of the future profit sharing under the new charter in a total amount of $750,000 with Aries providing a guarantee that if insufficient profits are forthcoming, Aries will pay this amount at the end of the new charter. The agreement in principle is subject to completion and execution of final documentation.

Exhibit 3

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED
STATEMENTS OF INCOME FOR THE THREE MONTH  PERIODS  ENDED
JUNE 30,  2006 AND MARCH 31,  2006
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

                                                (Unaudited)      (Unaudited)
                                                Three month      Three month
                                                period ended     period ended
                                                June 30, 2006    March 31, 2006
                                                -------------    --------------

REVENUES:
    Revenue from voyages                           22,488              21,251

EXPENSES:
    Commissions                                      (357)               (313)
    Voyage expenses                                  (664)               (205)
    Vessel operating expenses                      (6,898)             (5,483)
    General and administrative expenses            (1,260)               (956)
    Depreciation                                   (7,067)             (6,748)
    Amortization of dry-docking and special
    survey expense                                   (771)               (536)
    Management fees                                  (494)               (490)
                                                ---------------    -------------
                                                  (17,511)            (14,731)
                                                ---------------    -------------
    Net operating income                             4,977              6,520

OTHER INCOME (EXPENSES):
    Interest expense                               (4,804)             (3,426)
    Interest income                                   386                 124
    Other income (expenses), net                     (142)               (236)
    Change in fair value of derivatives               772               1,147
                                                ---------------    -------------
    Total other expenses, net                      (3,788)             (2,391)
                                                ---------------    -------------

               NET INCOME                           1,189               4,129
                                                ===============    =============

Pro forma earnings per share:
    Basic and diluted                               $0.04               $0.14
                                                ===============    =============

Pro forma weighted average number of shares:
    Basic and diluted                             28,416,877       28,416,877
                                                ===============    =============

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ARIES MARITIME TRANSPORT LIMITED
                                                 (registrant)


Dated: September 7, 2006                 By:   /s/ Richard J.H. Coxall
                                               --------------------------------
                                                Richard J.H. Coxall
                                                Chief Financial Officer

23248 0001 700924